Filed by Penn West Energy Trust

This communication is filed pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company:  Canetic Resources Trust

Commission File No.:  1-32728

Date:  October 31, 2007

PENN WEST AND CANETIC TO MERGE AND CREATE

CANADA’S FLAGSHIP ENERGY TRUST

The combination will form the largest conventional oil & gas trust in North America and create a world-class Canadian platform to compete against global energy companies and deliver superior unitholder returns. The Combined Trust will have a diverse and high quality asset base, a large portfolio of development opportunities, an experienced and strong organization, and a healthy balance sheet with significant financial capacity.

Calgary – October 31, 2007 /CNW/ – Penn West Energy Trust (“Penn West”) (TSX – PWT.UN; NYSE – PWE) and Canetic Resources Trust (“Canetic”) (TSX – CNE.UN; NYSE – CNE) are pleased to announce that they have entered into a combination agreement (the “Combination Agreement”) that provides for the strategic combination of Penn West and Canetic to form Canada’s flagship energy trust (the “Combined Trust”). The Combined Trust will be the largest conventional oil and gas trust in North America with an enterprise value of over C$15 billion and current production of over 200,000 barrels of oil equivalent (“boe”) per day. The combined asset portfolio will include interests in a significant number of Western Canada’s highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery. At closing, this strategic merger of assets and people will operate under the Penn West name and will be led by a combined management team and Board of Directors.

Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes. Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per unit will be paid to Canetic unitholders. The special distribution will keep Canetic unitholders whole, in cash distributions, for a period of six months. Canetic unitholders will receive an aggregate value of C$15.84 per Canetic unit based on the closing price of Penn West units on the Toronto Stock Exchange (“TSX”) as at October 30, 2007 which represents a premium of 7.1 percent to the closing price of Canetic units on the TSX as at October 30, 2007. On completion of the combination, Penn West unitholders will own approximately 67 percent and Canetic unitholders will own approximately 33 percent of the Combined Trust. Penn West units will continue to be listed on both the TSX and the New York Stock Exchange (“NYSE”).

The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of Canetic unitholders. It is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in mid January 2008. An Information Circular is expected to be mailed to unitholders of Canetic in December 2007.

Highlights of the Combined Trust

•                  Creates Canada’s flagship energy trust and the dominant independent light oil producer in Western Canada with production of approximately 200,000 to 210,000 boe per day in 2008 and conventional proven plus probable reserves in excess of 800 million boe

•                  A large inventory of unconventional opportunities including a multi-billion barrel (discovered heavy oil resources in place) Peace River Oil Sands Project, coalbed methane, shale gas and enhanced recovery from Canada’s largest legacy light oil pools

•                  The increased size will assist in the future development of both its conventional and unconventional growth opportunities

•                  Pro forma asset base rivals senior North American exploration and production companies providing added flexibility in positioning the Combined Trust for 2011 and beyond

•                  The combined assets exhibit a compelling overlap and similarities in operating philosophies, which should improve operating efficiencies, field optimization and cost reductions availed by economies of scale. The Combined Trust will operate approximately 80 percent of its production

•                  The larger size of the Combined Trust is expected to enhance liquidity on the Toronto Stock Exchange and the New York Stock Exchange, increase its weighting in major indices including the S&P/TSX 60 Index and should receive increased attention from both equity and income investors

•                  Increased liquidity and enhanced financial flexibility will allow expansion both domestically and internationally

•                  Estimated cash flow for 2008 of $2.0 to $2.2 billion and a capital program of $900 million to $1 billion directed to further enhance the combined asset portfolio

•                  Combined tax pools of over $5.5 billion at the end of 2007, plus the ability to increase the tax base using the trust model over the next three years, results in an efficient tax position well beyond 2011

•                  Safe harbour capacity for the issuance of new units under the Undue Expansion rules set out for income trusts by the Canadian Government will expand to approximately $8.7 billion on an equity basis in 2008, and approximately $15 billion on an equity basis in total

•                  Management team and Board of Directors which combines the best and most experienced personnel from each organization

William E. Andrew, President and Chief Executive Officer of Penn West, said, “We are bringing together two great organizations with world-class assets and people to create an aggressive Canadian player in the global markets. The Combined Trust will be well positioned to compete in North America and internationally.”

J. Paul Charron, President and Chief Executive Officer of Canetic, commented, “As I have stated many times in the past, sitting still in today’s dynamic market is not an option. This strategic combination brings together two organizations with complementary strategies, asset bases and management teams resulting in a strong shared future. I believe the Combined Trust is more than the sum of its parts.”

Combined Management

The Combined Trust will be led by William E. Andrew as Chief Executive Officer, J. Paul Charron as President and David W. Middleton as Chief Operating Officer, and will include senior management from both Penn West and Canetic including:

Richard J. Tiede, Senior Vice President, Business Development

Thane A.E. Jensen, Senior Vice President, Exploration & Development

Todd H. Takeyasu, Senior Vice President, Finance – Treasury

David J. Broshko, Senior Vice President, Finance – Financial Reporting

Mark P. Fitzgerald, Senior Vice President, Operations

Eric J. Obreiter, Senior Vice President, Production

Brian D. Evans, Senior Vice President, General Counsel & Corporate Secretary

Keith Luft, Senior Vice President, Stakeholder Relations

Combined Board of Directors

The combined Board of Directors will be drawn from the existing boards of Penn West and Canetic and will be led by John A. Brussa from the Penn West board as Chairman and by Jack C. Lee from the Canetic board as Vice Chairman.

Pro Forma Distributions

It is anticipated that the Combined Trust’s distribution will be set at C$0.34 per unit per month beginning with the first distribution payable following completion of the combination. It is expected that this distribution level will result in a 2008 payout ratio of approximately 67 percent to 72 percent. If the closing of the combination proceeds as planned, Canetic unitholders will receive their first $0.34 monthly distribution effective with the January 2008 Penn West distribution, payable on or about February 15, 2008.

Key Operating and Financial Information for the Combined Trust

Estimated 2008 Production (boe/d)(1)	200,000 to 210,000 boe/d 45% light oil & NGLs 42% natural gas 13% heavy oil

Pro Forma Market Capitalization(2)	$11.4 billion
Pro Forma Debt(2)	$3.9 billion
Pro Forma Enterprise Value	$15.3 billion

Pro Forma Reserve Estimates(3)
Proved (mmboe)	600
Proved plus Probable (mmboe)	800

Reserve Life Index (P+P)(4)	11 years

Estimated 2008 Cash Flow(5)	$2.0 to $2.2 billion

Estimated 2008 Capital Program	$900 million to $1 billion

Proposed Initial Monthly Distributions per Unit	$0.34 CDN

Total Debt to 2008E Cash Flow Ratio	1.8 to 1.9 times

Total Debt to 2008E EBITDA	1.6 to 1.7 times

Trust Units Outstanding(6)	372 million

Undeveloped Land Base (net acres)	4.3 million

Notes:

(1)	Includes estimated production contribution from the pending acquisitions of Vault Energy Trust (“Vault”) and Titan Exploration Ltd. (“Titan”).
(2)

Forecast debt outstanding at December 31, 2007, pro forma the Vault and Titan acquisitions and including the estimated transaction costs and the special distribution payment to Canetic unitholders. The market capitalization is calculated based on the October 30, 2007 Penn West unit price of $30.59.

(3)

Represents the sum of independent reserve reports for Canetic and Penn West, adjusted for acquisitions and dispositions in 2007, as at December 31, 2006 (pro forma the pending Vault and Titan acquisitions).

(4)	Based on reserves as at December 31, 2006 (pro forma the pending Vault and Titan acquisitions) and estimated current production.
(5)	Based on budgeted prices of US$75/bbl WTI for oil, $7.00/mcf at AECO for natural gas and a par USD/CAD exchange rate.
(6)	Pro forma the Vault and Titan acquisitions and reflecting the proposed combination.

About the Transaction

The Boards of Directors of Penn West and Canetic have unanimously approved the Combination Agreement and have concluded that the transaction is in the best interests of the Penn West and Canetic unitholders, respectively. The Canetic Board of Directors and Officers have agreed to vote their Canetic trust units in favour of the proposed combination and also recommend that the unitholders of Canetic vote their units in favour of the proposed combination.

Penn West and Canetic have agreed that they will not solicit or initiate any discussions concerning the pursuit of any other business combination. Penn West and Canetic have each agreed to pay a non-completion fee of $125 million to the other in certain circumstances. In addition, each party has the right to match any competing proposal for the other, in the event such a proposal is made.

Alberta Government Royalty Review

Penn West and Canetic are currently reviewing the impact of the proposed New Royalty Framework set out by the Province of Alberta on October 25, 2007. Based upon preliminary analysis, Penn West and Canetic believe the new royalty regime will impact both trusts in a similar fashion. The Combined Trust has a strong suite of projects for future exploration and development and will strategically allocate capital to maximize returns to unitholders.

Previously Announced Transactions

It is Penn West’s intention to complete the previously announced acquisition of Vault Energy Trust (“Vault”) and it is Canetic’s intention to complete the previously announced acquisition of Titan Exploration Ltd. (“Titan”). The Combination Agreement is not conditional on either of these transactions proceeding.

Advisors

Scotia Waterous Inc. is acting as financial advisor to Penn West with respect to the transaction. Scotia Waterous Inc. has advised the Board of Directors of Penn West that it is of the opinion, as of the date hereof, that the consideration to be offered by Penn West pursuant to the proposed combination is fair from a financial point of view to Penn West unitholders. CIBC World Markets Inc. and RBC Capital Markets are acting as strategic advisors to Penn West.

BMO Capital Markets and TD Securities Inc. are acting as financial advisors to Canetic with respect to the transaction. BMO Capital Markets has advised the Board of Directors of Canetic that it is of the opinion, as of the date hereof, that the consideration to be received by Canetic unitholders is fair from a financial point of view to Canetic unitholders.

Investor Conference Call and Webcast

A joint conference call has been scheduled for Wednesday, October 31st at 8:00am Calgary time / 10:00am Toronto time to discuss the combination. Members of the investment community may participate by dialing 1-800-926-9801 within North America and +212-231-2904 outside of North America.

A media conference will be conducted on Wednesday, October 31st at 10:00 am Calgary Time in the Turner Valley Room of the Palliser Hotel in Calgary.

The presentation slide show will be available in PDF format for download from the Penn West and Canetic websites (www.pennwest.com and www.canetictrust.com) in advance of the call.

A replay of the joint conference call will be available approximately one hour after completion of the conference call until Wednesday, November 7, 2007 by calling 1-800-558-5253 or 1-416-626-4100 and entering the pass code 21354190 followed by the number sign.

For further information, please contact:

Shane Silverberg

Manager, Investor Relations

Penn West Energy Trust

Suite 2200, 425 – First Street SW

Calgary, Alberta T2P 3L8

Tel: 403-777-2502

Toll Free in North America: 1-888-770-2633

Fax: 403-777-2699

E-mail: investor_relations@pennwest.com

Website: www.pennwest.com

Dean Morrison

Director, Investor Relations & Communications

Canetic Resources Trust

Suite 1900, 255 – 5th Avenue SW

Calgary, Alberta T2P 3G6

Tel: 403-539-6300

Toll Free in North America: 1-877-539-6300

Fax: 403-539-6499

E-mail: info@canetictrust.com

Website: www.canetictrust.com

About Penn West

Penn West Energy Trust is Canada’s largest oil and natural gas energy trust based in Calgary, Alberta that trades on the TSX under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

About Canetic

Canetic is one of Canada’s largest oil and gas royalty trusts. Canetic units and debentures are listed on the TSX under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E. Canetic units are also listed on the New York Stock Exchange under the symbol CNE.

Advisory Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward looking statements and information concerning the Combined Trust’s petroleum and natural gas production, reserves and resources; undeveloped land holdings; reserve life index; business strategy; future development and growth opportunities; prospects; asset base; anticipated benefits from the transaction including improved operating efficiencies, field optimizations and cost reductions; enhanced liquidity and increased investor attention; future cash flows, distributions and payout ratios; value and debt levels; capital programs; future tax pools and positions; treatment under tax laws; oil and natural gas prices; the impact of the Province of Alberta’s new royalty regime; and the completion of previously-announced acquisitions.

The forward-looking statements and information are based on certain key expectations and assumptions made by Penn West and Canetic, including expectations and assumptions concerning prevailing commodity prices and exchange rates, applicable royalty rates and tax laws; future well production rates and reserve and resource volumes; the timing of receipt of regulatory and securityholder approvals, the performance of existing wells; the success obtained in drilling new wells; and the sufficiency of budgeted capital expenditures in carrying out planned activities; and the availability and cost of labour and services. Although Penn West and Canetic believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Penn West and Canetic can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations, marketing and transportation, loss of markets, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources, failure to obtain required regulatory and other approvals, and changes in legislation, including but not limited to tax laws and environmental regulations. There are risks also inherent in the nature of the proposed transaction, including failure to realize anticipated synergies or cost savings;  risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain the required securityholder, court, regulatory and other third party approvals. This press release also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Penn West and Canetic have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Penn West’s, Canetic’s or the Combined Trust’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov) or, in the case of Penn West, at Penn West’s website (www.pennwest.com), and in the case of Canetic, at Canetic’s website (www.canetictrust.com).

The forward-looking statements and information contained in this press release are made as of the date hereof and Penn West and Canetic undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Barrels of Oil Equivalent

“Boe” means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

This press release uses the terms “payout ratio” and “EBITDA” (earnings before interest, taxes, depreciation and amortization), which as presented do not have any standardized meanings under Canadian generally accepted accounting principles (“GAAP”) and therefore such measures may not be comparable to similar measures for other entities. “Payout ratio” is calculated as cash distributions divided by cash flow from operating activities. “EBITDA” is used by management to analyze operating performance but should not be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP.

Important Additional Information Will Be Filed With the SEC

In connection with the proposed transaction, Penn West intends to, if required, file relevant materials with the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form F-10 (the “Registration Statement”) to register the Penn West Units (the “Units”) to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Penn West and Canetic, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Penn West through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Penn West by contacting Penn West Investor Relations at investor_relations@pennwest.com or by telephone at 1-888-770-2633.